UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

RiceBran Technologies

________________________________________________________________________

(Name of Issuer)

Common Stock, no par value

________________________________________________________________________

(Title of Class of Securities)

762831-10-5

______________________________________

(CUSIP Number)

December 31, 2012

________________________________________________________________________

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.: 762831-10-5

1	Names of Reporting Persons
	John L. T. Peebles

2	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a) ☐
	(b) ☐

3	SEC use only:

4	Citizenship or Place of Organization:

	United States of America

	5	Sole Voting Power:

Number of		50,000

Shares	6	Shared Voting Power:
Beneficially
Owned by		0

Each	7	Sole Dispositive Power:
Reporting
Person		50,000

With:	8	Shared Dispositive Power:

		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person:

	50,000

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

	☐

11	Percent of Class Represented by Amount in Row (9):

	0.02%

12	Type of Reporting Person (See Instructions):

	IN

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SCHEDULE 13G

CUSIP No.: 762831-10-5

Item 1.

(a)	Name of Issuer:

RICEBRAN TECHNOLOGIES (1)

(1) Effective October 3, 2012, the issuer changed its name from “NUTRACEA” to “RiceBran Technologies”.

(b)	Address of Issuer’s Principal Executive Offices:

6720 N. Scottsdale Road, Suite 390

Scottsdale, AZ 85253

Item 2.

(a)	Name of Person Filing:

John L. T. Peebles

(b)	Address of Principal Business Office or, if none, Residence:

3733 Wesley Ridge Drive

Apex, North Carolina 27539

(c)	Citizenship:

United States of America

(d)	Title of Class of Securities:

Common Stock, no par value (“Common Stock”)

(e)	CUSIP Number:

762831-10-5

Item 3.

Not applicable.

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 50,000

(b)	Percent of class: 0.02%

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(c)	Number of shares as to which the person has:

(i)	sole power to vote or to direct the vote 50,000

(ii)	shared power to vote or to direct the vote 0

(iii)	sole power to dispose or to direct the disposition of 50,000

(iv)	shared power to dispose or to direct the disposition of 0

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of RICEBRAN TECHNOLOGIES reported in Item 4 above. However, none of such persons’ interest in the Common Stock of RICEBRAN TECHNOLOGIES is more than five percent of the total outstanding shares of the Common Stock of RICEBRAN TECHNOLOGIES.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2013

By: /s/ John L. T. Peebles________________

Name: John L. T. Peebles

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